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Wednesday 16 October 2013

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Novogen Comments on recent share price rise

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Novogen today released the following statement by Dr Graham Kelly, CEO of Novogen Ltd. 

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“The Company is unable to provide an explanation for the 45% rise in its ADR stock overnight on the NASDAQ exchange, other than the observation that is followed an article that appeared yesterday in the US press that speculated on the future of the Company. 

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That article, in part, speculated on the possibility that the Company was engaged in discussions with another party in relation to its super-enzopyran drug technology. 

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As was flagged in the 2013 Annual Report released recently, the Company is seeking to establish a structure that will facilitate its goal  of delivering personalized chemotherapy on an individual patient basis. The Company currently is working towards establishing such a structure  that  will  be announced when and if it is established. Until then, the Company is not in any position to provide any more details.” 

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Yours sincerely, 

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Lionel Mateo 

Company Secretary

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Wednesday 16 October

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Elvis Onyura

Senior Adviser, Listings Compliance (Sydney)

ASX Compliance Pty Ltd, 20 Bridge Street

Sydney NSW 2000

Dear Elvis,

Request for Trading Halt for Novogen Limited

In accordance with ASX Listing Rule 17.1, Novogen Limited (“the Company”) requests an immediate trading halt in respect of its securities (ASX Code: NRT).

In requesting the trading halt, the Company provides the following information:

•     The trading halt is requested pending the release of a response to the speculations published in the media in relation to a partnership with another entity;

•     Unless otherwise requested by the Company, the Company requests the trading halt to remain in place until an announcement is made to the market;and

•     The Company is not aware of any reason why the trading halt should not be granted or of any other information necessary to inform the market about the trading halt.

Yours sincerely,

Lionel Mateo

Company Secretary